THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

VIA EDGAR

March 28, 2022

Gregory Herbers

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Goodyear Tire & Rubber Company
Registration Statement on Form S-4
File No. 333-263635

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Goodyear Tire & Rubber Company, an Ohio corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-4 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4 p.m. Eastern Time on March 29, 2022, or as soon as practicable thereafter.

Once the Registration Statement is declared effective, please orally confirm the event with our counsel, Covington & Burling LLP, by calling David H. Engvall at (202) 662-5307, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

Very truly yours, The Goodyear Tire & Rubber Company

By:	/s/ Daniel T. Young

Name:	Daniel T. Young
Title:	Secretary and Associate General Counsel

cc: David H. Engvall, Covington & Burling LLP